Simpson Thacher & Bartlett

icbc tower, 35th floor

3 garden road, central

hong kong

telephone: +852-2514-7600

facsimile: +852-2869-7694

Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

October 12, 2021

CONFIDENTIAL AND VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Joanna Lam
Mr. Steve Lo

Re:	BEST Inc. Form 20-F for the Fiscal Year Ended December 31, 2020 Filed April 16, 2021 File No. 001-38198

Ladies and Gentlemen:

On behalf of our client, BEST Inc. (the “Company”), we are submitting this letter in response to your correspondence dated September 29, 2021 (the “September 29 Letter”) concerning the above-referenced annual report on Form 20-F that the Company filed with the Commission on April 16, 2021.

In the September 29 Letter, you requested that the Company respond to the Staff’s comments within 10 business days or advise the Staff as soon as possible when the Company will respond. The Company respectfully advises the Staff that it continues to work on its responses and that it will require additional time in order to respond fully to your letter due in part to the week-long public holiday in China that ran from October 1, 2021 through October 7, 2021.

The Company is therefore requesting an extension until October 28, 2021 and expects to respond no later than that date.

*       *       *

daniel fertig	adam C. furber	YI GAO	ADAM S. GOLDBERG	MAKIKO HARUNARI	Ian C. Ho	JONATHAN HWANG	anthony d. king	celia c.l. lam	jin hyuk park	kathryn king sudol	christopher k.s. wong

resident partners simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:
New York	Beijing	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO	TOKYO	Washington, D.C.

Simpson Thacher & Bartlett
October 12, 2021	-2-	Division of Corporation Finance U.S. Securities and Exchange Commission

In the meantime, please do not hesitate to contact me at +852-2514-7620 (work) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

cc:	Shao-Ning Johnny Chou, Chief Executive Officer George Chow, Chief Strategy and Investment Officer Gloria Fan, Chief Financial Officer BEST Inc.